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                                                                       EXHIBIT D

For additional information, contact:
Imo Industries Inc.
R.A. Derr II,
Vice President & Treasurer
Director, Investor Relations
(609) 896-7632

II Acquisition Corp.
John A. Young
Vice President
(804) 560-4074

NEWS RELEASE

FOR IMMEDIATE RELEASE

           IMO INDUSTRIES ANNOUNCES SALE TO II ACQUISITION CORP., AN
              AFFILIATE OF CONSTELLATION CAPITAL PARTNERS LLC, AND
                 TERMINATES SALE TO UNITED DOMINION INDUSTRIES

     LAWRENCEVILLE, NJ (July 25, 1997) -- Imo Industries Inc. (NYSE:MD) announced today that it has executed a definitive agreement with II Acquisition Corp. ("Acquisition Corp."), an affiliate of Constellation Capital Partners LLC, pursuant to which Acquisition Corp. will commence a cash tender offer for all outstanding shares of Imo common stock at a price of $7.05 per share, net in cash.

     Imo had previously announced on June 26, 1997 that it had entered into a merger agreement with United Dominion Industries Limited pursuant to which a wholly owned subsidiary of United Dominion ("UD") commenced on July 2, 1997 a cash tender offer for all of the outstanding shares of Imo common stock at a price of $6 per share. Earlier today, the Imo Board of Directors unanimously determined that the Acquisition Corp. offer was on terms more favorable to Imo's stockholders. In addition, Imo withdrew its approval of United Dominion's tender offer and the other transactions contemplated by the merger agreement with United Dominion and exercised its right to terminate the merger agreement.

     Imo's Board has approved Acquisition Corp.'s tender offer, has determined that Acquisition Corp.'s tender offer is fair to, and in the best interests of, Imo's stockholders and recommends that Imo's stockholders accept Acquisition Corp.'s tender offer. Imo's Board of Directors was advised by Credit Suisse First Boston Corporation that the consideration to be received by tendering holders of Imo common stock pursuant to Acquisition Corp.'s tender offer is fair to such holders from a financial point of view.

     Pursuant to the terms of the United Dominion merger agreement, $8 million is being paid to United Dominion as a result of Imo's termination of the merger agreement and United Dominion will be reimbursed for up to $2 million of its expenses incurred in connection with the transactions contemplated by the merger agreement.

     Unlike the UD agreement, the Acquisition Corp. agreement does not contemplate an offer to purchase Imo's 11 3/4% Senior Subordinated Notes due 2006 or solicit consents from the holders of the notes to amend the indenture governing the notes or contemplate a merger with Imo following completion of the tender offer.

     Acquisition Corp.'s tender offer for the shares of Imo common stock is conditioned on the receipt of more than 80% of the outstanding shares. Any shares not purchased in the tender offer will remain outstanding.

     Imo Chairman and Chief Executive Officer Donald K. Farrar said,
"Acquisition Corp.'s offer of $7.05 per share exceeds United Dominion's offer by more than 17% and does not include any financing condition. Imo's Board of Directors believes Acquisition Corp.'s offer will provide Imo's stockholders better value than United Dominion's offer. Acquisition Corp. has also indicated that, after successful completion of its tender offer, it
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looks forward to working with us in order to improve our operations and continue to deliver superior products to our customers."

     "Imo has solid operating companies and we look forward to working with our new associates in their continuous improvement efforts on quality, cost and service", said Philip W. Knisely, President of Constellation and of Acquisition Corp.

     Acquisition Corp. will commence its tender offer for all the common stock of Imo on or before August 1, 1997.

     IF AN IMO STOCKHOLDER THAT HAS TENDERED SHARES PURSUANT TO UD'S OFFER WISHES TO WITHDRAW SUCH TENDER, SUCH STOCKHOLDER MUST DELIVER A WRITTEN OR FACSIMILE TRANSMISSION NOTICE OF WITHDRAWAL TO FIRST CHICAGO TRUST COMPANY OF NEW YORK PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 30, 1997, UNLESS THE UD OFFER IS EXTENDED (IN WHICH CASE A TENDERING STOCKHOLDER CAN WITHDRAW HIS TENDER AT ANY TIME PRIOR TO THE EXPIRATION OF THE UD OFFER).

     IF UD ELECTS TO TERMINATE ITS OFFER, IT IS REQUIRED TO PROMPTLY RETURN ANY SHARES TENDERED. CERTAIN ADDITIONAL PROCEDURES THAT MUST BE FOLLOWED TO WITHDRAW SUCH TENDER, AS WELL AS FIRST CHICAGO'S ADDRESS AND FACSIMILE NUMBERS, ARE SET FORTH IN UD'S OFFER TO PURCHASE DATED JULY 2, 1997 THAT WAS PREVIOUSLY DISTRIBUTED TO IMO STOCKHOLDERS. STOCKHOLDERS WITH ANY QUESTIONS REGARDING UD'S OFFER CAN ALSO CONTACT MACKENZIE PARTNERS, THE INFORMATION AGENT FOR UD'S OFFER, AT 1-800-322-2885.

     Imo Industries, with 1996 sales of $469 million, is a diversified manufacturer of pumps, fluid sensors, motion control products, remote control systems, and automobile components, with operations worldwide.

     Constellation Capital is a private equity firm based in Richmond, VA. Constellation also owns Ameridrives International, a manufacturer of mechanical power transmission clutches and couplings.

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